BisonEV Market Opportunity

Passenger Vehicle Fleets

Fleet Vans and Trucks

School Buses

- Bison EV is able to retrofit last-mile delivery vans and trucks
- The US government has committed to convert 220,000 postal vehicles to fully electric by 2030
- Retrofitted vans and trucks operate at a cost up to 75% less than gasoline powered vehicles



Passenger Vehicle Fleets

Fleet Vans and Trucks

School Buses

- Uber and Lyft have both committed to transition towards 100% emissions free by 2030
- BisonEV is in current negotiations with DriveItAway, a major provider of rent-to-own options for rideshare drivers in the US
  There is no guarantee of any partnership between BisonEV and DriveItAway

  

Passenger Vehicle Fleets

Fleet Vans and Trucks

School Buses

- The Infrastructure Investment and Jobs Act of 2021 is dedicating $5 billion towards replacing diesel school buses to fully electric
- The VW Mitigation Fund is dedicated towards replacing diesel school buses with cleaner zero-emission buses
- An electric school bus saves up to $170,000 in lifetime fuel and maintenance costs when compared to diesel buses*
  U.S. PIRG Education Fund, Environment America Research & Policy Center and Frontier Group

